April 11, 2019

Steven M. Fruchtman, M.D.
Chief Executive Officer
Onconova Therapeutics, Inc.
375 Pheasant Run
Newtown, PA 18940

       Re: Onconova Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 5, 2019
           File No. 333-230744

Dear Dr. Fruchtman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Joanne R. Soslow, Esq.